UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pacira Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

695127 10 0

(CUSIP Number)

HBM BioVentures (Cayman) Ltd.

Centennial Towers, 3rd Floor

2454 West Bay Road

Grand Cayman, Cayman Islands

Telephone:  (345) 946-8002

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 695127 10 0

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) HBM BioVentures (Cayman) Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,524,322(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,524,322(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,524,322(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 79,033 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing.

(2) This percentage is calculated based upon 25,278,827 shares of the Issuer’s Common Stock, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of (i) 17,228,827 shares of the Issuer’s Common Stock outstanding as of September 30, 2011 as set forth in the Issuer’s final prospectus dated November 15, 2011, filed with the Securities and Exchange Commission on November 16, 2011 and (ii) 8,050,000 shares of Common Stock issued pursuant to the Offering.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed as an amendment to the initial statement on Schedule 13D relating to the Common Stock, par value $0.001 per share, of Pacira Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on February 18, 2011 (the “Original Schedule 13D”).

All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D.  The Original Schedule 13D is hereby further amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration

“Item 3. Source and Amount of Funds or Other Consideration” of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

On November 21, 2011, the Issuer completed an underwritten public offering of 8,050,000 shares of its Common Stock at a public offering price of $6.50 per share resulting in gross proceeds to the Issuer of approximately $52,325,000, before deducting underwriting discounts and offering fees and expenses (the “Offering”).  HBM BioVentures (Cayman) Ltd. (“HBM”) participated in the Offering and acquired an aggregate of 307,692 shares of Common Stock of the Issuer (the “Shares”), for a total purchase price of $1,999,998.00.

The source of funds for such purchase was the working capital of HBM.

Item 4.	Purpose of Transaction

“Item 4. Purpose of Transaction” of the Original Schedule 13D is hereby amended by adding the following to the end thereof:

The Issuer completed the Offering on November 21, 2011. HBM participated in the Offering and acquired the Shares for a total purchase price of $1,999,998.00.  HBM participated in the Offering for investment purposes and in order to provide funding to the Issuer.

Subject to applicable legal requirements, the Reporting Person may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business prospects or financial condition, the market for the Issuer’s securities, developments concerning the Issuer, the reaction of the Issuer to the Reporting Person’s ownership of the Issuer’s securities, other opportunities available to the Reporting Person, and general economic, money market and stock market conditions.  In addition, depending upon the factors referred to above, the Reporting Person may dispose of all or a portion of its securities of the Issuer at any time.  The Reporting Person reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

The Reporting Person has no current plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b) As of this date of this filing, HBM directly beneficially owns 3,445,289 shares of Common Stock and warrants to purchase an aggregate of 79,033 shares of Common Stock, which in the aggregate constitute approximately 13.9% of the Common Stock(1).

(c)           Inapplicable.

(d)           Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” of the Original Schedule 13D is hereby amended by adding the following to the end thereof:

Lock-up Letter Agreement

HBM, along with all of the Issuer’s officers, directors, and certain holders of more than 5% of the Issuer’s outstanding shares of Common Stock, have agreed with the underwriters for the Offering, subject to certain exceptions, not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock for a period through the date 90 days after November 15, 2011, as modified as described below, except with the prior written consent of Barclays Capital Inc. and Jefferies & Company, Inc. on behalf of the underwriters.

The 90-day restricted period will be automatically extended or reduced under the following circumstances: (1) during the last 17 days of the 90-day restricted period, if Issuer issues an earnings release or announce material news or a material event, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event; or (2) prior to the expiration of the 90-day restricted period, if the Issuers announces that it will release earnings results or other material news during the 16-day period following the last day of the 90-day period, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or other material news.

The foregoing description of the terms of the Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the Form of Letter Lock-up

(1)  This percentage is calculated based upon 25,278,827 shares of the Issuer’s Common Stock, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of (i) 17,228,827 shares of the Issuer’s Common Stock outstanding as of September 30, 2011 as set forth in the Issuer’s final prospectus dated November 15, 2011, filed with the Securities and Exchange Commission on November 16, 2011 and (ii) 8,050,000 shares of Common Stock issued pursuant to the Offering.

Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby supplemented by adding the following:

A.                                  Form of Lock-up Letter Agreement.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2011	HBM BIOVENTURES (CAYMAN) LTD.

	By:	/s/ John Arnold
John Arnold
Chairman and Managing Director

EXHIBIT A

LOCK-UP LETTER AGREEMENT

BARCLAYS CAPITAL INC.

JEFFERIES & COMPANY, INC.

As Representatives of the several

Underwriters named in Schedule I

of the Underwriting Agreement,

c/o Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

Ladies and Gentlemen:

The undersigned understands that you and certain other firms (the “Underwriters”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) providing for the purchase by the Underwriters of shares (the “Stock”) of Common Stock, par value $0.001 per share (the “Common Stock”), of Pacira Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and that the Underwriters propose to reoffer the Stock to the public (the “Offering”).

In consideration of the execution of the Underwriting Agreement by the Underwriters, and for other good and valuable consideration, the undersigned hereby irrevocably agrees that, without the prior written consent of Barclays Capital Inc. and Jefferies & Company, Inc. (the “Representatives”), on behalf of the Underwriters, the undersigned will not, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock (including, without limitation, shares of Common Stock that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and shares of Common Stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for Common Stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock or any other securities of the Company, or (4) publicly disclose the intention to do any of the foregoing for a period commencing on the date hereof and ending on the 90th day after the date of the final prospectus used to sell the Stock (such 90-day period, the “Lock-Up Period”) pursuant to the Underwriting Agreement.

Notwithstanding the foregoing, if (1) during the last 17 days of the Lock-Up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs, or (2) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, then the restrictions imposed by this Lock-Up Letter Agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or the occurrence of the material event, unless the Representatives waive such extension in writing.  The undersigned hereby acknowledges that the Company has agreed in the Underwriting Agreement to provide written notice of any event that would result in an extension of the Lock-Up Period pursuant to the previous sentence to the undersigned (in accordance with Section 5(x) of the Underwriting Agreement) and agrees that any such notice properly delivered will be deemed to have given to, and received by, the undersigned.  The undersigned hereby further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Lock-Up Letter Agreement during the period from the date of this Lock-Up Letter Agreement to and including the 34th day following the expiration of the Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as such may have been extended pursuant to this paragraph) has expired.

Notwithstanding the foregoing or anything to the contrary herein, the restrictions contained in this Lock-Up Letter Agreement shall not apply to (i) shares of Common Stock acquired in open market transactions by the undersigned after the consummation of the Offering, (ii) bona fide gifts, shares transferred by will or intestate succession, sales or other dispositions of shares of any class of the Company’s capital stock, in each case that are made exclusively between and among the undersigned or members of the undersigned’s family, or affiliates of the undersigned, including its partners (if a partnership) or members (if a limited liability company), (iii) shares of the Company’s capital stock transferred to any corporation, partnership, limited liability company, or other entity all of beneficial ownership interests of which are held by the undersigned, the undersigned’s family or affiliates of the undersigned, (iv) the exercise of stock options to purchase shares of Common Stock granted under an equity incentive plan of the Company; provided that any shares of Common Stock obtained by such exercise or exchange shall remain subject to the terms of this Lock-Up Letter Agreement, (v) shares of Common Stock acquired as a participant in the Offering, (vi) the offer, sale or disposition of shares of Common Stock or any securities convertible into or exercisable or exchangeable for any shares of Common Stock upon the consummation of a merger or consolidation of the Company with another entity or in connection with any acquisition of the Company (however structured) by another business or entity, in which all holders of Common Stock or such securities convertible into or exercisable or exchangeable for any shares of Common Stock are entitled to offer, sell or dispose of such securities in such transaction (each a “Company Acquisition”) or any vote or other action in favor of, or in connection with, such Company Acquisition, and (vii) the offer, sale or disposition of shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock in connection with any sale, lease, exclusive license or other conveyance of all or substantially all of the assets of the Company by another business or entity; provided that, in the case of clauses (ii) and (iii) above, (A) it shall be a condition to any such transfer that (a) the transferee/donee agrees to be bound by the terms of this Lock-Up Letter Agreement (including, without limitation, the restrictions set forth in the preceding

2

sentence) to the same extent as if the transferee/donee were a party hereto, (b) each party (donor, donee, transferor or transferee) shall not be required by law (including without limitation the disclosure requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to make, and shall agree to not voluntarily make, any public announcement of the transfer or disposition, and (c) the undersigned notifies the Representatives at least two business days prior to the proposed transfer or disposition, and (B) that no filing by any party (donor, donee, transferor or transferee) under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer or distribution (other than a filing on a Form 5, Schedule 13D or Schedule 13G (or 13D-A or 13G-A) made after the expiration of the 90-day period referred to above).

The restrictions set forth in this Lock-Up Letter Agreement shall not apply to the establishment of a trading plan that complies with Rule 10b5-1 under the Exchange Act; provided however, that no sales shall be made pursuant to such trading plan during the Lock-Up Period.

In furtherance of the foregoing, the Company and its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement.

It is understood that, if the Company notifies the Underwriters that it does not intend to proceed with the Offering, if the Underwriting Agreement does not become effective, if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Stock, or in the event that the Underwriting Agreement has not been executed on or before December 31, 2011, the undersigned will be released from its obligations under this Lock-Up Letter Agreement.

The undersigned understands that the Company and the Underwriters will proceed with the Offering in reliance on this Lock-Up Letter Agreement.

Whether or not the Offering actually occurs depends on a number of factors, including market conditions.  Any Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

[Signature page follows]

3

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

By:
Name:
Title:

Dated:

4